EXHIBIT 99.1

[Regency Letterhead]

July 10, 2014

H. Kerr Taylor
Chairman of the Board of Directors
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Dear Kerr:

I am writing to follow up on our recent discussions about a combination of AmREIT, Inc. (“AmREIT”) with and into Regency Centers Corporation (“Regency”).  While we hoped to be able to explore a potential transaction with AmREIT on a non-public basis, unfortunately to date you have declined our requests to share information and otherwise engage in the kind of process that would enable us to move forward toward that end.  We are making this letter public because we feel that the potential benefits of a combination are just too great to ignore.

Regency affirms its proposal to acquire all of the outstanding shares of common stock of AmREIT for $22 per share, payable in cash and/or stock.

We believe this proposal represents an extremely attractive transaction for AmREIT shareholders, one that would enable them to receive immediate and certain value for their shares or the opportunity to participate in the potential benefit of ownership of an interest in the combined company.  Specifically, our proposal:

•	Represents a 20% premium, based on the average closing price of AmREIT’s common stock over the 30-day period ended July 9, 2014;

•	Exceeds AmREIT’s all-time high common stock price by more than $2.00;

•	Is higher than all analysts’ public one-year target prices for AmREIT common stock;

•	Reflects an FFO consensus multiple of 21.3X (higher than that of all but one of the public shopping center peers); and

•	Provides more value to AmREIT shareholders than AmREIT can reasonably expect to achieve on its own in the foreseeable future.

Furthermore, to the extent that all or a portion of the transaction consideration is paid in stock, Regency’s shares are well-positioned to provide potential additional upside for AmREIT shareholders.  This upside results from the excellent NOI growth prospects of Regency’s high quality portfolio, as well as from Regency’s sector-leading development capabilities, attractive cost of capital (from multiple sources) and widely-recognized position as an industry leader in the shopping center sector.

Our proposal is especially compelling in light of the structural obstacles AmREIT faces on account of its small size relative to other public REITs — namely, more limited and costly access to capital, a higher G&A burden and more pronounced exposure to market and project concentration risk.  These obstacles have undoubtedly contributed to AmREIT’s stock continuing to trade at a significant discount to net asset value, and we believe they make it highly unlikely that AmREIT, on a stand-alone basis, can achieve the value represented by this proposal in the near or even longer term.

The benefits of this transaction are numerous.  They include, among other things, the ability to leverage the synergies created by the combination of AmREIT’s assets with the Regency portfolio to grow same-property NOI, a strong balance sheet that would offer readily available capital for growth and a well-positioned platform from which to realize additional value through development and densification.  We also anticipate that key AmREIT team members could play an important role in connection with continuing the development of the densification opportunities in AmREIT’s portfolio and in the management of Regency’s Texas shopping center portfolio, which would increase substantially in size through the combination.

We are well prepared to undertake a focused and expedited due diligence review, as we are an active participant in the markets where AmREIT properties are located and have already conducted an extensive review of the information available in AmREIT’s public filings.  Indeed, as I have previously indicated, if AmREIT will provide us with access to the relevant information, and if that information demonstrates additional value, particularly in relation to the company’s pending densification projects, we are prepared to consider increasing the consideration in our proposal.

To reiterate, Regency is deeply committed to pursuing a combination with AmREIT.  Regency owns approximately 4.2% of AmREIT’s outstanding common stock1, we have Wells Fargo Securities, LLC, Sullivan & Cromwell LLP and Foley & Lardner LLP in place to assist us, and we stand ready to proceed with due diligence and the negotiation of appropriate documentation to complete this transaction as quickly as possible.

We sincerely hope that you will see the benefits of moving forward with our proposed transaction.

Regards,
/s/ Hap Stein
Hap Stein
Chairman and CEO

cc:           H.L. Rush Jr.
Robert S. Cartwright Jr.
Brent M. Longnecker
Scot J. Luther
Mack D. Pridgen III
Philip W. Taggart

1  Prior to commencement of the discussions referred to above, Regency purchased 837,124 shares of AmREIT common stock at an average price of $17.17 per share.